

May 13, 2011

Via E-mail
Mr. Daniel R. Feehan
Chief Executive Officer and President
Cash America International, Inc.
1600 West 7th Street
Fort Worth, Texas 76102

>   **Re: Cash America International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
>   **Filed April 22, 2011**
>   **File No. 1-9733**

Dear Mr. Feehan:

We have reviewed your response letter dated April 18, 2011 to our letter dated April 5, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 64

Note 2. Significant Accounting Policies, page 72
Goodwill and Other Intangible Assets, page 75

1.   We reviewed your response to comment two in our letter dated April 5, 2011. Please tell us whether discrete operating results of the MLOC services channel are included in: 1) the information/reports provided to your Chief Executive Officer on a regular/periodic basis; and/or 2) the information/reports provided to the division president of e-commerce on a regular/periodic basis.   Please also provide us the quantitative data that was analyzed in concluding that any and all components within e-commerce have similar

economic characteristics and thus should be aggregated and deemed a single reporting unit for goodwill impairment testing under ASC 350.

Note 5. Credit Quality Information and Allowances and Accruals for Losses on Consumer Loans, page 83

2.   We reviewed your response to comment three in our letter dated April 5, 2011. Please refer to the definition of an impaired loan in ASC 310-10-35-16 and 17 and tell us in more detail why you believe the disclosure requirements of ASC 310-10-50-15a do not apply to loan balances classified as nonperforming.

Note 18. Operating Segment Information, page 100

3.   We reviewed your response to comment six in our letter dated April 5, 2011. To the extent further disaggregated product and service information is available and used to produce your financial statements, we believe such disaggregated information should be disclosed unless the amount of revenues for a particular product or service or group of similar products and services is immaterial. In this regard, we do not believe the 10% quantitative threshold for determining reportable segments under ASC 280-10-50-12 should be used as a bright line test for determining whether disclosures about products and services under ASC 280-10-50-40 are material. In view of the preceding, please tell us your consideration of disclosing further disaggregated product and service information pursuant to ASC 280-10-50-40.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20
Adjusted Earnings Per Share, page 22

4.   For each adjustment to arrive at adjusted earnings and adjusted earnings per share, please tell us in detail and disclose why you consider the nature of the item to be "disengaged from the fundamental direct operating elements of the underlying business activities of the Company."

You may contact Robyn Manuel at 202-551-3823 or me at 202-551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief